Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Heska Corporation

We consent to the use of our report dated March 25, 2015, with respect to the consolidated balance sheets of Heska Corporation and subsidiaries as of December 31, 2013 and 2014, and the related consolidated statements of operations, stockholders’ equity, comprehensive income(loss), and cash flows, and the related financial statement schedule, for each of the years in the three-year period ended December 31, 2014, incorporated by reference in the Registration Statement on Form S-8 pertaining to the Heska Corporation 1997 Employee Stock Purchase Plan, as amended and restated.

/s/ EKS&H LLLP

EKS&H LLLP

Boulder, Colorado

May 8, 2015